UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Air Industries Group

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

00912N205

(CUSIP Number)

DAVID S. RICHMONd

richmond brothers, Inc.

3568 Wildwood Avenue

Jackson, Michigan 49202

(517) 435-4040

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 1, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00912N205

1	NAME OF REPORTING PERSON

Richmond Brothers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,289,219*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,289,219*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.5%*
14	TYPE OF REPORTING PERSON

IA, CO

* Includes 312,000 Shares issuable upon the exercise of warrants.

2

CUSIP NO. 00912N205

1	NAME OF REPORTING PERSON

RBI Private Investment II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		15,333
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

15,333
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 00912N205

1	NAME OF REPORTING PERSON

RBI Private Investment III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,080,000*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,080,000*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,080,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%*
14	TYPE OF REPORTING PERSON

OO

* Includes 280,000 Shares issuable upon the exercise of warrants.

4

CUSIP NO. 00912N205

1	NAME OF REPORTING PERSON

RBI PI Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,095,333*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,095,333*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,095,333*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%*
14	TYPE OF REPORTING PERSON

OO

* Includes 280,000 Shares issuable upon the exercise of warrants.

5

CUSIP NO. 00912N205

1	NAME OF REPORTING PERSON

Richmond Brothers 401(k) Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		67,006
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

67,006
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,006
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

EP

6

CUSIP NO. 00912N205

1	NAME OF REPORTING PERSON

David S. Richmond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,095,333!
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		67,006
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,095,333!
	10	SHARED DISPOSITIVE POWER

4,356,225*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,451,558!*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.5%!*
14	TYPE OF REPORTING PERSON

IN

! Includes 280,000 Shares issuable upon the exercise of warrants.

* Includes 312,000 Shares issuable upon the exercise of warrants.

7

CUSIP NO. 00912N205

1	NAME OF REPORTING PERSON

Matthew J. Curfman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		67,006
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,356,225*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,356,225*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.7%*
14	TYPE OF REPORTING PERSON

IN

* Includes 312,000 Shares issuable upon the exercise of warrants.

8

CUSIP NO. 00912N205

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Richmond Brothers, Inc., a Michigan corporation (“Richmond Brothers”), which serves as the investment advisor to certain managed accounts (the “Separately Managed Accounts”);
(ii)	RBI Private Investment II, LLC, a Delaware limited liability company (“RBI PII”);
(iii)	RBI Private Investment III, LLC, a Delaware limited liability company (“RBI PIII”);
(iv)	RBI PI Manager, LLC, a Delaware limited liability company (“RBI Manager”), which serves as the manager of RBI PII and RBI PIII;
(v)	Richmond Brothers 401(k) Profit Sharing Plan, an employee benefit plan organized under the laws of Michigan (the “RBI Plan”);
(vi)	David S. Richmond, who serves as Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan; and
(vii)	Matthew J. Curfman, who serves as President of Richmond Brothers and a trustee of the RBI Plan.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 3568 Wildwood Avenue, Jackson, Michigan 49202.

(c)       The principal business of Richmond Brothers is serving as a registered investment advisor and the investment advisor to the Separately Managed Accounts. The principal business of RBI PII is investing in securities. The principal business of RBI PIII is investing in securities. The principal business of RBI Manager is serving as the manager of RBI PII and RBI PIII. The principal business of the RBI Plan is investing in securities. The principal occupation of Mr. Richmond is serving as Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan. The principal occupation of Mr. Curfman is serving as President of Richmond Brothers and a trustee of the RBI Plan.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

9

CUSIP NO. 00912N205

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Richmond and Curfman are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer held in the Separately Managed Accounts and purchased by each of RBI PII, RBI PIII and the RBI Plan were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,977,219 Shares (together with the warrants referenced in the first sentence of the following paragraph) held by the Separately Managed Accounts is approximately $6,460,819, excluding brokerage commissions. The aggregate purchase price of the 15,333 Shares owned directly by RBI PII is approximately $22,766, excluding brokerage commissions. The aggregate purchase price of the 800,000 Shares (together with the warrants referenced in the third sentence of the following paragraph) owned directly by RBI PIII is $1,000,000, excluding brokerage commissions. The aggregate purchase price of the 67,006 Shares owned directly by the RBI Plan is approximately $107,675, excluding brokerage commissions.

On December 5, 2017, the Separately Managed Accounts received warrants exercisable into 312,000 Shares from the Issuer in connection with a private placement offering to accredited investors. Such warrants have an exercise price of $1.50 per Share and will expire on November 30, 2022. On October 1, 2018, RBI PIII received warrants exercisable into 280,000 Shares from the Issuer in connection with a private placement offering to accredited investors. Such warrants have an exercise price of $1.40 per Share and will expire on September 30, 2023.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 27,388,914 Shares outstanding as of October 5, 2018, which is the total number of Shares outstanding based on information provided by the Issuer.

A.	Richmond Brothers
(a)	As of the date hereof, 4,289,219 Shares were beneficially owned by the Separately Managed Accounts, including 312,000 Shares issuable upon the exercise of warrants. As the investment advisor to the Separately Managed Accounts, Richmond Brothers may be deemed the beneficial owner of the 4,289,219 Shares beneficially owned by the Separately Managed Accounts.

Percentage: Approximately 15.5%

10

CUSIP NO. 00912N205

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 4,289,219 4. Shared power to dispose or direct the disposition: 0

(c)

The transactions in the securities of the Issuer through the Separately Managed Accounts by Richmond Brothers during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Such transactions were effected in the open market.

B.	RBI PII
(a)	As of the date hereof, RBI PII beneficially owned 15,333 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 15,333
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 15,333
4. Shared power to dispose or direct the disposition: 0

(c)	RBI PII has not entered into any transactions in the securities of the Issuer during the past sixty days.
C.	RBI PIII
(a)	As of the date hereof, RBI PIII beneficially owned 1,080,000 Shares, including 280,000 Shares issuable upon the exercise of warrants.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 1,080,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,080,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by RBI PIII during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Except as otherwise set forth in Schedule A, such transactions were effected in the open market.
D.	RBI Manager
(a)	As the manager of RBI PII and RBI PIII, RBI Manager may be deemed the beneficial owner of the 15,333 Shares owned by RBI PII and the 1,080,000 Shares beneficially owned by RBI PIII.

Percentage: Approximately 4.0%

11

CUSIP NO. 00912N205

(b)	1. Sole power to vote or direct vote: 1,095,333
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,095,333
4. Shared power to dispose or direct the disposition: 0

(c)	RBI Manager has not entered into any transactions in the securities of the Issuer during the past sixty days.
E.	RBI Plan
(a)	As of the date hereof, the RBI Plan beneficially owned 67,006 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 67,006
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 67,006
4. Shared power to dispose or direct the disposition: 0

(c)

The transactions in the securities of the Issuer by the RBI Plan during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Such transactions were effected in the open market.

F.	Mr. Richmond
(a)	As the Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan, Mr. Richmond may be deemed the beneficial owner of the (i) 4,289,219 Shares beneficially owned by the Separately Managed Accounts, (ii) 15,333 Shares owned by RBI PII, (iii) 1,080,000 Shares beneficially owned by RBI PIII, and (iv) 67,006 Shares owned by the RBI Plan.

Percentage: Approximately 19.5%

(b)	1. Sole power to vote or direct vote: 1,095,333
2. Shared power to vote or direct vote: 67,006
3. Sole power to dispose or direct the disposition: 1,095,333
4. Shared power to dispose or direct the disposition: 4,356,225

(c)	Mr. Richmond has not entered into any transactions in the securities of the Issuer during the past sixty days.
G.	Mr. Curfman
(a)	As the President of Richmond Brothers and a trustee of the RBI Plan, Mr. Curfman may be deemed the beneficial owner of the (i) 4,289,219 Shares beneficially owned by the Separately Managed Accounts and (ii) 67,006 Shares owned by the RBI Plan.

Percentage: Approximately 15.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 67,006
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,356,225
12

CUSIP NO. 00912N205

(c)	Mr. Curfman has not entered into any transactions in the securities of the Issuer during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

On October 9, 2018 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On December 5, 2017, the Separately Managed Accounts received warrants exercisable into 312,000 Shares from the Issuer in connection with a private placement offering to accredited investors. Such warrants have an exercise price of $1.50 per Share and will expire on November 30, 2022.

On October 1, 2018, RBI PIII received warrants exercisable into 280,000 Shares from the Issuer in connection with a private placement offering to accredited investors. Such warrants have an exercise price of $1.40 per Share and will expire on September 30, 2023.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated October 9, 2018.

13

CUSIP NO. 00912N205

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2018

Richmond Brothers, Inc.

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Chairman

RBI Private Investment II, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

RBI Private Investment III, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	RBI PI Manager, LLC

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	Richmond Brothers 401(k) Profit Sharing Plan

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Trustee

/s/ David S. Richmond
David S. Richmond

/s/ Matthew J. Curfman
Matthew J. Curfman

14

CUSIP NO. 00912N205

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Securities Purchased/(Sold)	Price per Security ($)	Date of Purchase/Sale

Richmond Brothers, Inc.
(Through the Separately Managed Accounts)

Purchase of Common Stock	2,072	1.4939	08/01/2018
Purchase of Common Stock	4,828	1.4511	08/03/2018
Purchase of Common Stock	1,399	1.4351	08/07/2018
Sale of Common Stock	(567)	1.4349	08/07/2018
Sale of Common Stock	(2,555)	1.4359	08/31/2018
Sale of Common Stock	(2,400)	1.4100	09/20/2018
Purchase of Common Stock	14,080	1.4051	09/28/2018

RBI Private Investment III, LLC

Purchase of Common Stock	800,000	See Footnote 1	10/01/2018
Purchase of Warrants	280,000	See Footnote 1	10/01/2018

Richmond Brothers 401(k) Profit Sharing Plan

Purchase of Common Stock	541	1.4300	08/08/2018
Purchase of Common Stock	705	1.4300	08/08/2018

1 On October 1, 2018, RBI PIII acquired 800,000 Shares and warrants to purchase 280,000 Shares for an aggregate purchase price of $1,000,000 pursuant to a private placement by the Issuer.